Exhibit 99.1

So-Young Reports Unaudited Fourth Quarter and Fiscal Year 2025 Financial Results

BEIJING, China, Mar. 25, 2026 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Total revenues were RMB460.7 million (US$65.9 million1), compared with RMB369.2 million in the corresponding period of 2024. The aesthetic treatment services revenues were RMB248.1 million (US$35.5 million), compared with RMB81.3 million in the corresponding period of 2024, exceeding the high end of guidance.

•	Net loss attributable to So-Young International Inc. was RMB108.8 million (US$15.6 million), compared with net loss attributable to So-Young International Inc. of RMB607.6 million in the same period of 2024.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB93.4 million (US$13.2 million), compared with non-GAAP net loss attributable to So-Young International Inc. of RMB53.2 million in the same period of 2024.

Fourth Quarter 2025 Operational Highlights

•	The number of verified treatment visits to the branded aesthetic centers for the quarter reached over 125,000, compared with approximately 45,000 in the same period of 2024. The number of verified aesthetic treatments performed surpassed 289,400, compared with approximately 107,900 in the same period of 2024.

•	The number of active users, defined as those who visited branded aesthetic centers at least once during the 12-month period ended on December 31, 2025, exceeded 171,000, compared with approximately 52,700 users during the corresponding period in 2024.

•	The number of core members grew by over 14,500 during the quarter, representing an approximately 39% sequential increase. Both the revenue contribution from core members to aesthetic treatment services and their quarterly repurchase rate exceeded 80%.

•	As of December 31, 2025, So-Young had 49 fully operational branded aesthetic centers (48 directly-operated, 1 franchised) across fifteen major cities: Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Chengdu, Wuhan, Chongqing, Ningbo, Changsha, Tianjin, Xi’an, Suzhou, Hefei and Kunming. Among them, 25 centers achieved profitability* in the fourth quarter. In addition, 39 centers generated positive quarterly operating cash flow* in the fourth quarter. The following table shows the revenues generated by So-Young aesthetic centers, categorized by their phase of development:

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.9931 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 31, 2025.

2 Non-GAAP net income/(loss) attributable to So-Young International Inc. is defined as net income/(loss) attributable to So-Young International Inc. excluding share-based compensation expenses, impairment of goodwill and long-lived assets attributable to So-Young International Inc., impairment of long-term investment attributable to So-Young International Inc., allowance for credit loss from loans to investees attributable to So-Young International Inc., gain/(loss) on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc., and tax effects on non-GAAP adjustments. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Phase** (Operating duration)	Number of Centers	Revenue (RMB)	Average Revenue per Center (RMB)	Average Center Age (Month)
Ramp-up (0-3 months)	13	16,598,000	1,277,000	1.2
Growth (4-12 months)	19	88,955,000	4,682,000	7.1
Maturity (over 12 months)	17	142,523,000	8,384,000	17.8

* Center-level profitability measures whether an individual aesthetic center achieved positive profit in a given period. It is calculated by deducting consumable materials costs, personnel costs, center rental expenses, center depreciation expenses, and other center-level operating costs from the company’s self-operated store revenues, before allocation of any back-office or mid-office expenses. Quarterly operating cash flow refers to total cash collected from orders less center-level operating payments in a given period, and excluding operating expense payments made by back-office or mid-office departments during the same period. Center-level profitability and quarterly operating cash flow are metrics derived from the Company's internal management accounts, which have not been audited.

** For the purposes of this table, “Phase” refers to the length of time since commencement of actual operations rather than the legal establishment or registration date of a branded aesthetic center. In cases where a center has been relocated, merged, or its team and customer base transferred to another location, the operating duration of the branded aesthetic center is calculated from the commencement date of the predecessor center’s operations. Periods during which a center is temporarily closed and not conducting external operations (e.g., due to renovation or other suspensions of business) are excluded from the calculation of operating duration. Branded aesthetic centers that have been converted to other uses or are no longer within the reporting scope are excluded from the statistics.

Fiscal Year 2025 Financial Highlights

•	Total revenues were RMB1,523.4 million (US$217.8 million) in fiscal year 2025, compared with RMB1,466.7 million in the prior year.

•	Net loss attributable to So-Young International Inc. was RMB242.3 million (US$34.6 million) in fiscal year 2025, compared with a net loss attributable to So-Young International Inc. of RMB589.5 million in the prior year.

•	Non-GAAP net loss attributable to So-Young International Inc. was RMB217.1 million (US$31.0 million) in fiscal year 2025, compared with a non-GAAP net loss attributable to So-Young International Inc. of RMB4.7 million in the prior year.

Extension of Share Repurchase Program

The share repurchase program, initially approved on March 18, 2024, authorizing the repurchase of up to US$25 million in ADSs or ordinary shares, has been extended for an additional 12-month period through March 31, 2027. In 2024 and 2025, the Company repurchased approximately 4.8 million ADSs. All other terms remain unchanged.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “In the fourth quarter, our aesthetic center business maintained its strong momentum, solidifying its role as a core growth engine for the Group. We have retained our position as China’s leading light medical aesthetics chain by scale, which serves as a clear validation of our business model’s strength and sustainability. Looking ahead, we will pursue steady store expansion while prioritizing operational excellence and industry-leading standards. Through strategic alliances with upstream manufacturers and a commitment to genuine product traceability, we are building competitive advantages rooted in both unit economics and trust. We are confident that this disciplined approach will drive sustainable value for our shareholders.”

Fourth Quarter 2025 Financial Results

Revenues

Total revenues were RMB460.7 million (US$65.9 million), an increase of 24.8% from RMB369.2 million in the same period of 2024. The increase was primarily due to business expansion of the branded aesthetic centers.

•	Aesthetic treatment services revenues were RMB248.1 million (US$35.5 million), an increase of 205.3% from RMB81.3 million in the same period of 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Information and reservation services[3] revenues were RMB125.7 million (US$18.0 million), a decrease of 26.8% from RMB171.6 million in the same period of 2024. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Sales of medical products and maintenance services revenues were RMB69.3 million (US$9.9 million), a decrease of 19.9% from RMB86.4 million in the same period of 2024, primarily due to a decrease in the order volume for medical equipment.

•	Other services revenues were RMB17.7 million (US$2.5 million), a decrease of 40.7% from RMB29.9 million in the same period of 2024, primarily due to a decrease in revenues from So-Young Prime.

Cost of Revenues

Cost of revenues was RMB255.9 million (US$36.6 million), an increase of 67.2% from RMB153.1 million in the fourth quarter of 2024. The increase was primarily due to business expansion of the branded aesthetic centers.

•	Cost of aesthetic treatment services was RMB189.0 million (US$27.0 million), an increase of 189.9% from RMB65.2 million in the fourth quarter of 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of information and reservation services[4] was RMB10.1 million (US$1.4 million), a decrease of 50.6% from RMB20.4 million in the fourth quarter of 2024. The decrease was in line with the decrease in revenue generated from information and reservation services.

•	Cost of medical products sold and maintenance services was RMB41.6 million (US$5.9 million), a decrease of 4.0% from RMB43.3 million in the fourth quarter of 2024. The decrease was primarily due to a decrease in costs associated with the sales of medical equipment.

•	Cost of other services was RMB15.3 million (US$2.2 million), a decrease of 36.7% from RMB24.1 million in the fourth quarter of 2024. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

Operating Expenses

Total operating expenses were RMB327.7 million (US$46.9 million), a decrease of 59.8% from RMB815.2 million in the fourth quarter of 2024.

•	Sales and marketing expenses were RMB168.7 million (US$24.1 million), an increase of 25.8% from RMB134.0 million in the fourth quarter of 2024. The increase was primarily attributable to an increase in expenses associated with branding and user acquisition activities for the branded aesthetic centers.

•	General and administrative expenses were RMB101.9 million (US$14.6 million), an increase of 3.5% from RMB98.4 million in the fourth quarter of 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

3 Since the second quarter of 2025, in light of the better monitoring business development of branded aesthetic centers, the previous line item information, reservation services and others was separated into two line items, which are information and reservation services and other services.

The revenue generated from information and reservation services and other services for the fourth quarter of 2024 have also been retrospectively updated. The amount reclassified from previous line item information, reservation services and others to information and reservation services is RMB171.6 million for the fourth quarter of 2024.

4 Since the second quarter of 2025, the previous line item cost of information, reservation services and others was separated into two line items, which are cost of information and reservation services and cost of other services. Cost of information and reservation services primarily consists of expenditures relating to operation of platform business, and the remaining cost of information, reservation services and others is reclassified into cost of other services. The cost of information and reservation services and cost of other services for the fourth quarter of 2024 have also been retrospectively reclassified.

•	Research and development expenses were RMB37.4 million (US$5.4 million), a decrease of 12.4% from RMB42.8 million in the fourth quarter of 2024. The decrease was primarily attributable to improvements in staff efficiency.

•	Impairment of goodwill and long-lived assets was RMB19.7 million (US$2.8 million) in this quarter, representing the amount by which the carrying amount of certain asset exceeds their fair value, based on an annual long-lived assets impairment assessment. Impairment of goodwill was RMB540.0 million in the fourth quarter of 2024.

Income Tax Benefits/(Expenses)

Income tax benefits were RMB0.6 million (US$0.1 million), compared with income tax expenses of RMB2.1 million in the same period of 2024.

Net Loss Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB108.8 million (US$15.6 million), compared with a net loss attributable to So-Young International Inc. of RMB607.6 million in the fourth quarter of 2024.

Non-GAAP Net Loss Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, impairment of goodwill and long-lived assets attributable to So-Young International Inc., impairment of long-term investment attributable to So-Young International Inc., allowance for credit loss from loans to investees attributable to So-Young International Inc., gain/(loss) on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc., and tax effects on non-GAAP adjustments, was RMB93.4 million (US$13.2 million), compared with RMB53.2 million non-GAAP net loss attributable to So-Young International Inc. in the same period of 2024.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB1.08 (US$0.15) and RMB1.08 (US$0.15), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB5.92 and RMB5.92, respectively, in the same period of 2024.

Fiscal Year 2025 Financial Results

Revenues

Total revenues were RMB1,523.4 million (US$217.8 million), an increase of 3.9% from RMB1,466.7 million in fiscal year 2024.

●	Aesthetic treatment services revenues were RMB674.9 million (US$96.5 million), an increase of 298.7% from RMB169.3 million in fiscal year 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

●	Information and reservation services revenues were RMB499.7 million (US$71.5 million), a decrease of 32.2% from RMB736.6 million in fiscal year 2024. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

●	Sales of medical products and maintenance services revenues were RMB267.8 million (US$38.3 million), a decrease of 27.2% from RMB368.0 million in fiscal year 2024, primarily due to a decrease in sales of medical equipment.

●	Other services revenues were RMB81.0 million (US$11.6 million), a decrease of 58.0% from RMB192.8 million in the same period of 2024, primarily due to a decrease in revenues from So-Young Prime.

Cost of Revenues

Cost of revenues was RMB795.7 million (US$113.8 million), an increase of 40.2% from RMB567.6 million in fiscal year 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of aesthetic treatment services was RMB518.7 million (US$74.2 million), an increase of 294.2% from RMB131.6 million in fiscal year 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of information and reservation services was RMB63.0 million (US$9.0 million), a decrease of 41.1% from RMB107.0 million in fiscal year 2024. The decrease was in line with the decrease in revenue generated from information and reservation services.

•	Cost of medical products sold and maintenance services was RMB147.1 million (US$21.0 million), a decrease of 19.7% from RMB183.2 million in fiscal year 2024. The decrease was primarily due to a decrease in costs associated with the sales of medical equipment.

•	Cost of other services was RMB66.9 million (US$9.6 million), a decrease of 54.1% from RMB145.9 million in fiscal year of 2024. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

Operating Expenses

Total operating expenses were RMB1,013.9 million (US$145.0 million), a decrease of 33.5% from RMB1,523.6 million in fiscal year 2024.

●	Sales and marketing expenses were RMB528.6 million (US$75.6 million), an increase of 6.9% from RMB494.5 million in fiscal year 2024. The increase was primarily attributable to an increase in expenses associated with branding and user acquisition activities for the branded aesthetic centers.

●	General and administrative expenses were RMB328.5 million (US$47.0 million), an increase of 1.4% from RMB324.1 million in fiscal year 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

●	Research and development expenses were RMB137.0 million (US$19.6 million), a decrease of 17.0% from RMB165.0 million in fiscal year 2024. The decrease was primarily attributable to improvements in staff efficiency.

●	Impairment of goodwill and long-lived assets was RMB19.7 million (US$2.8 million) in this year, representing the amount by which the carrying amount of certain asset exceeds their fair value, based on an annual long-lived assets impairment assessment. Impairment of goodwill was RMB540.0 million in fiscal year 2024.

Income Tax (Expenses)/Benefits

Income tax expenses were RMB0.8 million (US$0.1 million), compared with an income tax benefits of RMB0.9 million in fiscal year 2024.

Net Loss Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB242.3 million (US$34.6 million), compared with a net loss attributable to So-Young International Inc. of RMB589.5 million in fiscal year 2024.

Non-GAAP Net Loss Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, impairment of goodwill and long-lived assets attributable to So-Young International Inc., impairment of long-term investment attributable to So-Young International Inc., allowance for credit loss from loans to investees attributable to So-Young International Inc., gain/(loss) on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc., and tax effects on non-GAAP adjustments, was RMB217.1 million (US$31.0 million), compared with a non-GAAP net loss attributable to So-Young International Inc. of RMB4.7 million in fiscal year 2024.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB2.39 (US$0.34) and RMB2.39 (US$0.34), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB5.72 and RMB5.72 in fiscal year 2024.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of December 31, 2025, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB936.4 million (US$133.9 million), compared with RMB1,253.2 million as of December 31, 2024, primarily due to an increase of investment in branded aesthetic centers.

Business Outlook

For the first quarter of 2026, So-Young expects aesthetic treatment services revenues to be between RMB268.0 million (US$38.3 million) and RMB278.0 million (US$39.8 million), representing a 171.2% to 181.3% increase from the same period in 2025. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses and impairment of goodwill and long-lived assets from income/(loss) from operations, and excluding share-based compensation expenses, impairment of goodwill and long-lived assets, impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments from net income/(loss) attributable to So-Young International Inc., respectively. Starting from the fourth quarter of 2024, the Company newly included impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments as additional adjustments in its non-GAAP financial measures, which may result in differences from previously disclosed non-GAAP figures.

The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses (i) that are not expected to result in cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, the impairment of goodwill and long-lived assets, impairment of long-term investment and allowance for credit loss from loans to investees are non-cash in nature. Gain/(loss) on disposal of long-term investment and fair value change of long-term investment are non-recurring in nature. And, in substance, both impairment of long-term investment and allowance for credit loss from loans to investees are impairment of investment. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, impairment of goodwill and long-lived assets, impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Wednesday, March 25, 2026, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-800-905-945
Passcode:	So Young

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, April 1, 2026. The dial-in details are:

International:	+1-412-317-0088
US:	+1-855-669-9658
Passcode:	5232304

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

Ms. Charlie Chi

Phone: +86-10-5900-1548

E-mail: sy@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	587,749	418,213	59,804
Restricted cash and term deposits	66,367	64,683	9,250
Trade receivables	98,774	51,532	7,369
Inventories	151,754	233,389	33,374
Receivables from online payment platforms	24,255	16,296	2,330
Amounts due from related parties	1,218	774	111
Term deposits and short-term investments	599,041	453,472	64,846
Prepayment and other current assets	195,202	246,237	35,211
Total current assets	1,724,360	1,484,596	212,295
Non-current assets:
Long-term investments	280,281	274,753	39,289
Intangible assets	126,615	144,097	20,606
Goodwill	684	684	98
Property and equipment, net	155,352	293,560	41,979
Deferred tax assets	84,950	69,313	9,912
Operating lease right-of-use assets	162,764	251,635	35,983
Other non-current assets	200,152	130,998	18,732
Total non-current assets	1,010,798	1,165,040	166,599
Total assets	2,735,158	2,649,636	378,894

Liabilities
Current liabilities:
Short-term borrowings	69,771	39,814	5,693
Taxes payable	61,862	43,461	6,215
Contract liabilities	76,579	65,948	9,430
Salary and welfare payables	111,396	130,170	18,614
Amounts due to related parties	477	618	88
Accrued expenses and other current liabilities	265,216	427,507	61,134
Operating lease liabilities-current	44,905	76,536	10,945
Total current liabilities	630,206	784,054	112,119
Non-current liabilities:
Operating lease liabilities-non current	125,200	183,364	26,221
Deferred tax liabilities	19,758	10,615	1,518
Other non-current liabilities	1,264	2,783	398
Total non-current liabilities	146,222	196,762	28,137
Total liabilities	776,428	980,816	140,256

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(376,690)	(391,944)	(56,047)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2024 and December 31, 2025; 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024, 79,016,808 and 65,089,482 shares issued and outstanding as of December 31, 2025, respectively)	253	257	37
Class B ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2024 and December 31, 2025; 12,000,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025)	37	37	5
Additional paid-in capital	3,069,799	3,059,764	437,540
Statutory reserves	40,552	46,448	6,642
Accumulated deficit	(926,390)	(1,174,587)	(167,964)
Accumulated other comprehensive income	31,560	13,340	1,908
Total So-Young International Inc. shareholders’ equity	1,839,121	1,553,315	222,121
Non-controlling interests	119,609	115,505	16,517
Total shareholders’ equity	1,958,730	1,668,820	238,638
Total liabilities and shareholders’ equity	2,735,158	2,649,636	378,894

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Aesthetic treatment services	81,267	248,076	35,474	169,263	674,903	96,510
Information and reservation services	171,624	125,675	17,971	736,607	499,685	71,454
Sales of medical products and maintenance services	86,432	69,257	9,904	367,980	267,839	38,300
Other services	29,888	17,714	2,533	192,848	80,983	11,580
Total revenues	369,211	460,722	65,882	1,466,698	1,523,410	217,844
Cost of revenues:
Cost of aesthetic treatment services	(65,208)	(189,017)	(27,029)	(131,580)	(518,749)	(74,180)
Cost of information and reservation services	(20,384)	(10,071)	(1,440)	(106,958)	(62,970)	(9,005)
Cost of medical products sold and maintenance services	(43,325)	(41,595)	(5,948)	(183,164)	(147,110)	(21,036)
Cost of other services	(24,134)	(15,265)	(2,183)	(145,883)	(66,894)	(9,566)
Total cost of revenues	(153,051)	(255,948)	(36,600)	(567,585)	(795,723)	(113,787)
Gross profit	216,160	204,774	29,282	899,113	727,687	104,057
Operating expenses:
Sales and marketing expenses	(134,045)	(168,678)	(24,121)	(494,493)	(528,591)	(75,588)
General and administrative expenses	(98,420)	(101,893)	(14,571)	(324,073)	(328,523)	(46,978)
Research and development expenses	(42,753)	(37,436)	(5,353)	(165,030)	(137,040)	(19,596)
Impairment of goodwill and long-lived assets	(540,009)	(19,710)	(2,818)	(540,009)	(19,710)	(2,818)
Total operating expenses	(815,227)	(327,717)	(46,863)	(1,523,605)	(1,013,864)	(144,980)
Loss from operations	(599,067)	(122,943)	(17,581)	(624,492)	(286,177)	(40,923)
Other income/(expenses):
Investment income, net	7,623	773	111	11,020	1,738	249
Interest income, net	8,237	3,453	494	46,507	23,556	3,368
Exchange (losses)/gains	(763)	2,929	419	112	5,948	851
Impairment of long-term investment	(7,350)	—	—	(7,350)	—	—
Share of losses of equity method investee	(3,413)	(616)	(88)	(15,015)	(4,076)	(583)
Others, net	(11,103)	1,670	238	1,131	12,902	1,845
Loss before tax	(605,836)	(114,734)	(16,407)	(588,087)	(246,109)	(35,193)
Income tax (expenses)/benefits	(2,126)	619	89	905	(796)	(114)
Net loss	(607,962)	(114,115)	(16,318)	(587,182)	(246,905)	(35,307)
Net loss/(income) attributable to noncontrolling interests	386	5,266	753	(2,345)	4,604	658
Net loss attributable to So-Young International Inc.	(607,576)	(108,849)	(15,565)	(589,527)	(242,301)	(34,649)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss per ordinary share
Net loss per ordinary share attributable to ordinary shareholder - basic	(7.70)	(1.40)	(0.20)	(7.43)	(3.11)	(0.44)
Net loss per ordinary share attributable to ordinary shareholder - diluted	(7.70)	(1.40)	(0.20)	(7.43)	(3.11)	(0.44)
Net loss per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(5.92)	(1.08)	(0.15)	(5.72)	(2.39)	(0.34)
Net loss per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(5.92)	(1.08)	(0.15)	(5.72)	(2.39)	(0.34)
Weighted average number of ordinary shares used in computing loss per share, basic*	78,905,617	77,593,230	77,593,230	79,384,454	77,863,698	77,863,698
Weighted average number of ordinary shares used in computing loss per share, diluted*	78,905,617	77,593,230	77,593,230	79,384,454	77,863,698	77,863,698

Share-based compensation expenses included in:
Cost of revenues	(34)	4	1	(289)	(185)	(26)
Sales and marketing expenses	(239)	30	4	(659)	(835)	(119)
General and administrative expenses	(1,731)	771	110	(29,527)	(7,118)	(1,018)
Research and development expenses	(211)	66	9	(2,180)	(780)	(112)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
GAAP loss from operations	(599,067)	(122,943)	(17,581)	(624,492)	(286,177)	(40,923)
Add back: Share-based compensation expenses	2,215	(871)	(124)	32,655	8,918	1,275
Add back: Impairment of goodwill and long-lived assets	540,009	19,710	2,818	540,009	19,710	2,818
Non-GAAP loss from operations	(56,843)	(104,104)	(14,887)	(51,828)	(257,549)	(36,830)

GAAP net loss attributable to So-Young International Inc.	(607,576)	(108,849)	(15,565)	(589,527)	(242,301)	(34,649)
Add back: Share-based compensation expenses	2,215	(871)	(124)	32,655	8,918	1,275
Add back: Impairment of goodwill and long-lived assets attributable to So-Young International Inc.	540,009	18,782	2,818	540,009	18,782	2,686
Add back: Impairment of long-term investment attributable to So-Young International Inc.	7,350	—	—	7,350	—	—
Add back: Allowance for credit loss from loans to investees attributable to So-Young International Inc.	13,843	—	—	13,843	—	—
Reversal: Gain on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc.	(7,791)	—	—	(7,791)	—	—
Reversal: Tax effects on non-GAAP adjustments (1)	(1,276)	(2,483)	(355)	(1,276)	(2,483)	(355)
Non-GAAP net loss attributable to So-Young International Inc.	(53,226)	(93,421)	(13,226)	(4,737)	(217,084)	(31,043)

(1) To adjust the income tax effects of non-GAAP adjustments, which is primarily related to allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment, fair value change of long-term investment and impairment of long-lived assets. Other non-GAAP adjustment items have no tax effect, because full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.